AMARC’S ONGOING DELINEATION DRILLING CONTINUES
TO EXPAND NEWTON GOLD DISCOVERY

April 11, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce assay results from a further ten delineation drill holes recently completed at the Newton gold discovery, south-central British Columbia. The new results continue to confirm that an extensive bulk tonnage gold system has been discovered at Newton, and bring the total number of holes with important gold intercepts to 53. These holes are located over an area measuring 900 metres by 600 metres which remains open.

“Delineation drilling continues to return, from the near surface, long intercepts of persistent bulk tonnage-style gold mineralization,” said Amarc Executive Chairman Robert Dickinson. “We remain confident that ongoing drilling at Newton will confirm this deposit as a major new gold discovery in BC’s emerging Blackwater-Newton gold belt,”

Based on the encouraging results to date, Amarc has recently added a third drill rig at site and expanded its core processing facilities to ensure the efficient handling of additional drill core. “We plan to methodically advance the drilling program at Newton until the deposit is fully delineated,” Dickinson said.

Results from the ten new holes are summarized in the Table of Assay Results on the following page. A drill plan and other information regarding the Newton Project are available on Amarc’s website at http://www.amarcresources.com/ahr/MapsFigures.asp. Hole 12058 was lost at a depth of 112 metres. Based on its location, re-drilling is expected to intersect significant widths of the mineralized felsic volcanic host rock (see Cross Section-Looking North). Samples from holes numbered 12066 through 12075 and 12077 through 12079 are in the assay stage. Holes numbered 12076, 12080 and 12081 are currently being drilled.

NEWTON PROJECT
TABLE OF ASSAY RESULTS

Drill Hole² ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
11056	No reportable intercepts
12057		68.0	134.0	66.0	0.60	3.3	0.65
12057	incl.	89.0	134.0	45.0	0.70	3.5	0.76
12057		149.0	164.0	15.0	0.63	2.0	0.67
12057		239.0	254.0	15.0	1.30	2.7	1.35
12057		269.0	305.0	36.0	0.54	0.9	0.56
12058[4]		36.0	42.0	6.0	0.47	7.8	0.60
12059	No reportable intercepts
12060		11.6	332.9	321.3	0.55	3.0	0.60
12060	incl.	11.6	179.9	168.3	0.71	3.8	0.77
12060	and	21.0	99.0	78.0	0.93	6.2	1.03
12060	and	75.0	99.0	24.0	1.84	12.4	2.04
12060	and	147.0	177.0	30.0	0.69	1.5	0.72
12061		82.0	154.0	72.0	0.31	1.6	0.34
12061		334.0	343.0	9.0	0.48	2.3	0.52
12062		354.0	372.0	18.0	0.49	1.2	0.51
12062		390.0	435.0	45.0	0.41	1.5	0.43
12063		28.0	34.0	6.0	1.13	4.6	1.21
12063		52.0	208.0	156.0	0.40	12.7	0.61
12063	incl.	52.0	139.0	87.0	0.49	19.9	0.82
12063	and	52.0	76.0	24.0	0.71	24.1	1.11
12064		22.4	43.0	20.6	0.65	2.7	0.70
12064		76.0	91.0	15.0	0.55	6.1	0.65
12065		19.2	28.0	8.8	0.39	5.5	0.48
12065		43.0	388.0	345.0	0.43	3.6	0.49
12065	incl.	46.0	67.0	21.0	0.49	7.7	0.62
12065	incl.	97.0	112.0	15.0	0.37	17.5	0.66
12065	incl.	205.0	388.0	183.0	0.55	2.0	0.59
12065	and	244.0	328.0	84.0	0.72	2.0	0.76
12065	and	244.0	259.0	15.0	1.09	2.3	1.13
12065	and	292.0	328.0	36.0	0.82	2.5	0.86

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	All holes are vertical, except for holes 12063 and 12064 which were drilled at an azimuth of 90° and dip -50° and azimuth of 180° and dip -50°, respectively.
3.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.
4.	Hole lost at 112 metres when entering favoured host rock.

The Newton property lies within BC’s exciting and newly emerging Blackwater-Newton gold belt, which includes New Gold’s seven million ounce-plus bulk tonnage gold deposit at Blackwater. The age and geological characteristics of the gold mineralization at Newton demonstrate striking similarities to the mineralization at Blackwater. Amarc has acquired an 80% interest in the Newton property and is the operator of the Newton Joint Venture. Newton Gold Corp. has a 20% participating interest.

Newton is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects. Newton is also located approximately 175 kilometres south of New Gold’s Blackwater gold deposit (Indicated Resources of 174 million tonnes at an average grade of 0.98 g/t gold containing 5.5 million gold ounces; and Inferred Resource of 92 million tonnes at an average grade of 0.78 g/t gold containing 2.3 million gold ounces; New Gold news release March 7, 2012).

Hubble, Galileo & New Franklin Projects increase exposure in the Blackwater-Newton Gold District

In addition to its 80% interest in the Newton project, Amarc owns additional ground in BC’s most exciting new gold district.

The Company owns a 100% interest in the 800-square kilometre Galileo property and the 140-square kilometre Hubble property located to the west and east, respectively, of New Gold’s Blackwater deposit. Extensive Induced Polarization geophysical surveys conducted by Amarc over these two properties indicate strong potential for six major sulphide mineralized systems. Four of the defined target areas have similar dimensions to, or exceed that, of the eight square kilometre sulphide system at Newton. It is Amarc’s intention to systematically drill these promising targets for potential gold and/or copper deposits in the months ahead. New Gold has recently announced additional new claim acquisitions, bringing its total property holdings in the Blackwater district to approximately 900-square kilometres.

Amarc has also entered into a purchase agreement with a third party vendor to acquire the Franklin mineral claim, comprising approximately 5 square kilometres (the "property"), located midway between its Hubble and Gallileo properties and some 17 kilometres north of the Blackwater deposit. Pursuant to the agreement, Amarc can acquire a 100% interest in the Franklin property by issuing 10,000 common shares and making a cash payment of $10,000. The agreement is subject to acceptance by the TSX Venture Exchange.

The Galileo, Hubble and Franklin properties lie approximately 135 kilometres southwest of the town of Vanderhoof and 176 kilometres southwest of northern BC’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure, in addition to which a skilled workforce supports an active mineral exploration industry.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. With a strong working capital position of $16 million, its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and its 100% owned Galileo, Hubble and Franklin properties.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD Ronald W. Thiessen President & CEO

Quality Assurance/Quality Control

Sample preparation and analysis for the Newton project is done at ISO 9001:2008 accredited, and ISO-IEC 17025:2005 accredited for gold fire assay with gravimetric finish, Acme Analytical Laboratories (Vancouver) Ltd. All samples are assayed for gold by 30 g lead collection fire assay fusion with Inductively Coupled Plasma -Emission Spectroscopy (ICP-ES) finish. Silver and 33 additional elements are determined for all samples by Aqua Regia digestion, followed by ICP-ES and ICP Mass Spectroscopy (ICP-MS) finish. All over-limit gold (greater than 10 g/t) are re-assayed by 30 g lead collection fire assay fusion with a gravimetric finish. As part of a comprehensive QA/QC program, one standard and one preparation duplicate are inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.